NEWS RELEASE
T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2020 RESULTS

BALTIMORE (July 29, 2020) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the second quarter of 2020.

▪	Assets under management end quarter at $1.22 trillion

▪	Net client inflows of $14.7 billion for Q2 2020

▪	Net revenues of $1.4 billion for Q2 2020

▪	Diluted earnings per common share of $2.55 for Q2 2020

▪	Adjusted non-GAAP diluted earnings per common share of $2.29 for Q2 2020

▪	Long-term investment performance remains strong

Financial Highlights

	Three Months ended			Six months ended
(in millions, except per-share data)	6/30/2020	6/30/2019	% change	6/30/2020	6/30/2019	% change

U.S. GAAP basis
Investment advisory fees	$1,293.8	$1,270.2	1.9%	$2,621.6	$2,464.4	6.4%
Net revenues	$1,415.4	$1,395.2	1.4%	$2,878.0	$2,722.5	5.7%
Operating expenses	$861.7	$780.1	10.5%	$1,617.1	$1,574.9	2.7%
Net operating income	$553.7	$615.1	(10.0)%	$1,260.9	$1,147.6	9.9%
Non-operating income (loss)(1)	$415.1	$124.5	n/m	$(85.2)	$327.3	n/m
Net income attributable to T. Rowe Price Group	$603.0	$527.5	14.3%	$946.1	$1,040.1	(9.0)%
Diluted earnings per common share	$2.55	$2.15	18.6%	$3.95	$4.23	(6.6)%
Weighted average common shares outstanding assuming dilution	229.5	239.2	(4.1)%	233.1	239.4	(2.6)%

Adjusted non-GAAP basis(2)
Operating expenses	$785.8	$764.6	2.8%	$1,603.7	$1,521.2	5.4%
Net operating income	$631.7	$632.8	(.2)%	$1,278.9	$1,205.0	6.1%
Non-operating income(1)	$85.8	$35.8	n/m	$24.6	$80.0	n/m
Net income attributable to T. Rowe Price Group	$539.6	$498.1	8.3%	$993.9	$958.7	3.7%
Diluted earnings per common share	$2.29	$2.03	12.8%	$4.15	$3.90	6.4%

Assets under Management (in billions)
Average assets under management	$1,140.2	$1,099.8	3.7%	$1,151.4	$1,071.8	7.4%
Ending assets under management	$1,220.0	$1,125.0	8.4%	$1,220.0	$1,125.0	8.4%
(1) The percentage change in non-operating income (loss) is not meaningful (n/m).
(2) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Management Commentary
William J. Stromberg, president and chief executive officer, commented: “The second quarter saw a powerful rebound in global equity and credit markets from the steep losses of February and March, fueled by the most extensive fiscal and monetary stimulus in history. A new global economic recovery has begun but its sustainability is uncertain as the number of confirmed coronavirus cases in the world continues to rise. Against this backdrop, our long-term performance remained strong, including an excellent quarter for our target date strategies.

“Through these volatile times we focused on execution of our strategic initiatives while maintaining a rock-solid balance sheet. Some highlights included:

•
Continued demand for our strategies yielded positive net flows of $14.7 billion in the quarter. Flows were positive across geographies, and for both the institutional and intermediary channels globally. We continue to monitor the impact that the CARES Act could have on our business over the course of the year.

•
In early July, we received the final necessary approvals from the U.S. Securities & Exchange Commission (SEC) to bring to market our active exchange-traded funds (ETFs). We plan to launch the Blue Chip Growth, Dividend Growth, Equity Income, and Growth Stock ETFs in August 2020.

•	Our approach to capital management remained unchanged as we bought back 1.3 million shares in the quarter, bringing our outstanding share count below the level at our IPO in 1986.

“We were also honored to be the recipient of two 2020 U.S. Morningstar Awards for Investing Excellence. The firm was awarded the U.S. Morningstar Exemplary Stewardship Award, which according to Morningstar recognizes the firm that best-demonstrates an investor-focused corporate culture and an alignment of interests between investors and the people who control the destiny of the investment strategies. Jerome Clark, who co-manages our Retirement Funds and Target Funds, was the recipient of the U.S. Morningstar Outstanding Portfolio Manager Award.

“Reflecting our commitment to racial equality, we committed $2 million to support organizations in the fight against racial injustice. We also continue to strengthen our own diversity and inclusion programs to attract, develop, and retain minorities. While we still have much further to go, our commitment is unwavering and I am encouraged by the progress we are making.

“I remain grateful to our associates for the diversity of backgrounds, perspective, skills, and experiences that each of them brings to our firm and thank them for their continued focus on delivering for our clients through this unprecedented time."

Assets Under Management
During Q2 2020, assets under management increased $211.2 billion to $1.22 trillion. Net cash inflows were
$14.7 billion, including large subscriptions from institutional clients into U.S. equity and multi-asset. Clients transferred $4.4 billion in net assets from the U.S. mutual funds to other investment products, of which $1.8 billion transferred into the retirement date trusts. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 6/30/2020				Six months ended 6/30/2020
(in billions)	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total
Assets under management at beginning of period	$562.3	$261.1	$185.4	$1,008.8	$682.7	$313.8	$210.3	$1,206.8

Net cash flows before client transfers	3.4	12.1	(.8)	14.7	(4.1)	8.4	4.4	8.7
Client transfers	(4.4)	—	4.4	—	(8.8)	.2	8.6	—
Net cash flows after client transfers	(1.0)	12.1	3.6	14.7	(12.9)	8.6	13.0	8.7
Net market appreciation (depreciation) and gains (losses)	109.7	54.3	32.7	196.7	1.3	5.1	(1.6)	4.8
Net distributions not reinvested	(.2)	—	—	(.2)	(.3)	—	—	(.3)
Change during the period	108.5	66.4	36.3	211.2	(11.9)	13.7	11.4	13.2

Assets under management at June 30, 2020	$670.8	$327.5	$221.7	$1,220.0	$670.8	$327.5	$221.7	$1,220.0

	Three months ended 6/30/2020				Six months ended 6/30/2020
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Total	Equity	Fixed income, including money market	Multi-asset(1)	Total
Assets under management at beginning of period	$569.3	$146.3	$293.2	$1,008.8	$698.9	$147.9	$360.0	$1,206.8

Net cash flows	9.8	2.3	2.6	14.7	4.1	5.3	(.7)	8.7
Net market appreciation (depreciation) and gains (losses)(2)	139.8	4.4	52.3	196.5	15.9	(.2)	(11.2)	4.5
Change during the period	149.6	6.7	54.9	211.2	20.0	5.1	(11.9)	13.2
Assets under management at June 30, 2020	$718.9	$153.0	$348.1	$1,220.0	$718.9	$153.0	$348.1	$1,220.0
(1) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) Includes distributions not reinvested.

Assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $284.2 billion at June 30, 2020, compared with $242.2 billion at
March 31, 2020 and $292.4 billion at December 31, 2019. These portfolios experienced net cash outflows of
$.2 billion in Q2 2020 and net cash inflows of $.5 billion in the first half of 2020.

Investors domiciled outside the United States accounted for 8.2% of the firm's assets under management at June 30, 2020 and 6.9% at December 31, 2019.

Financial Results
Net revenues earned in Q2 2020 were $1.4 billion, up 1.4% from Q2 2019. Average assets under management in Q2 2020 were $1.14 trillion, an increase of 3.7% from Q2 2019. The firm's average assets in Q2 2020 were down 1.9% from the Q1 2020 average of $1.16 trillion as the drop in markets in late Q1 2020 significantly impacted assets under management at the beginning of the second quarter.

▪
Investment advisory revenues earned in Q2 2020 from the firm's U.S. mutual funds were $823.1 million, a decrease of 4.4% from Q2 2019. Average assets under management in these funds decreased 1.6% to $628.6 billion in Q2 2020 from Q2 2019.

▪
Investment advisory revenues earned in Q2 2020 from subadvised, separate accounts, and other investment products were $470.7 million, an increase of 14.9% from Q2 2019. Average assets under management for these products increased 10.9% to $511.6 billion in Q2 2020 from Q2 2019.

▪
The annualized effective fee rate of 45.6 basis points in Q2 2020 decreased compared to the 46.3 basis points earned in Q2 2019 and the 45.9 basis points earned in Q1 2020, primarily due to client transfers within the complex to lower fee vehicles or share classes over the last twelve months. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪
Administrative, distribution, and servicing fees in Q2 2020 were $121.6 million, a decrease of 2.7% from Q2 2019. The decrease was primarily attributable to lower 12b-1 revenue earned on certain share classes, including the Advisor and R classes, of the U.S. mutual funds as lower markets in 2020 as well as client transfers to lower fee vehicles and share classes over the last twelve months have reduced assets under management in these share classes.

Operating expenses in Q2 2020 were $861.7 million, an increase of 10.5% compared to Q2 2019. The increase in the firm's operating expenses was primarily due to an increase in market-related compensation expense of
$60.5 million related to the supplemental savings plan as a result of strong markets in Q2 2020 and, to a lesser extent, higher salaries and the firm's continued strategic investments. The higher Q2 2020 expense related to the supplemental savings plan liability was largely offset by the non-operating gains earned on the investments used to economically hedge the related liability.

On a non-GAAP basis, the firm's operating expenses in Q2 2020 were $785.8 million, a 2.8% increase over
Q2 2019. The firm's non-GAAP operating expenses do not include the impact of the supplemental savings plan and consolidated sponsored products. The increase in non-GAAP operating expenses is largely attributable to higher headcount and the firm's continued strategic investments.

▪	Compensation and related costs were $549.0 million in Q2 2020, an increase of 13.6% compared to
Q2 2019. This increase was primarily related to $60.5 million in higher compensation expense related to the supplemental savings plan, as strong markets in Q2 2020 increased the liability compared with only modest increases from market returns in Q2 2019, and higher base salaries due to a 5.1% increase in our average staff size and modest increases in base salaries at the beginning of 2020. These increases were partially offset by higher labor capitalization related to internally developed software. The firm employed 7,527 associates at June 30, 2020, an increase of 2.2% from the end of 2019.

▪
Advertising and promotion expenses were $13.4 million in Q2 2020, a decrease of 32.3% over Q2 2019. The decrease was primarily driven by lower media activity and fewer conference events in Q2 2020 compared to Q2 2019.

▪
Technology, occupancy, and facility costs were $111.3 million in Q2 2020, an increase of 6.1% from the $104.9 million recognized in Q2 2019. The increase was due to the ongoing investment in the firm's technology capabilities, including related depreciation and hosted solution licenses.

▪
General, administrative, and other costs were $86.4 million in Q2 2020, an increase of 16.1% compared with the $74.4 million recognized in Q2 2019. The increase was primarily due to certain non-recurring administrative expenses, along with higher professional fees and third-party investment research costs. These higher costs were partially offset by lower travel expenses.

For the first half of 2020, operating expenses on a GAAP basis increased 2.7% compared to the same period of 2019; on a non-GAAP basis, they increased 5.4%. While the firm anticipates the coronavirus pandemic will continue to reduce certain expense categories, such as travel, the firm has changed its expected full-year 2020 non-GAAP operating expense growth to 3%-6%, from the 1%-4% provided in April as the sharp market recovery in Q2 2020 has increased the firm's AUM-related expenses. This range includes investments in the firm's critical strategic initiatives to promote long-term growth of the business. The firm could elect to further adjust its expense growth should unforeseen circumstances arise, including significant market movements and ongoing disruption resulting from the coronavirus pandemic.

Non-operating income (loss). Non-operating income was $415.1 million in Q2 2020, as compared to non-operating income of $124.5 million in Q2 2019. The firm's consolidated investment products and supplemental savings plan hedge portfolio comprised about 75% of the net gains recognized during Q2 2020. The cash and discretionary investment portfolio also experienced net investment gains of $85.8 million during Q2 2020. The components of non-operating income (loss) for Q2 2020 and Q2 2019 are included in the tables at the end of this release.

Income taxes. The firm's effective tax rate was 24.8% in both Q2 2020 and Q2 2019. The Q2 2020 effective tax rate was impacted by a lower state effective tax rate, resulting primarily from the remeasurement of deferred tax liabilities related to the firm's investment portfolio; higher net gains attributable to redeemable non-controlling interests held in the firm's consolidated investment products, which are not taxable to the firm despite being included in pre-tax income; and lower discrete tax benefits associated with option exercises.

The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the second quarter and the first half of 2020 and 2019:

	Three months ended		Six months ended
	6/30/2020	6/30/2019	6/30/2020	6/30/2019
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	3.7	4.6	4.2	4.4
Net (income) losses attributable to redeemable non-controlling interests	(.3)	(.7)	.3	(.7)
Net excess tax benefits from stock-based compensation plans activity	(.4)	(.7)	(1.7)	(.7)
Other items	.8	.6	.1	.7
Effective income tax rate	24.8%	24.8%	23.9%	24.7%
(1) State income tax benefits are reflected in the total benefits for net income (loss) attributable to redeemable non-controlling interests and stock-based compensation plans activity.

The firm estimates its GAAP effective tax rate for the full year 2020 will be in the range of 23% to 26%.

The firm's non-GAAP effective tax rate was 24.8% in Q2 2020 compared with 25.5% in Q2 2019 and 23.8% for YTD 2020 compared with 25.4% for YTD 2019. The non-GAAP tax rate primarily adjusts for the impact of the consolidated investment products, including the net gains (losses) attributable to the redeemable non-controlling interests. The decrease in the non-GAAP effective tax rate in Q2 2020 as compared to Q2 2019 is primarily due to the lower state effective tax rate, slightly offset by lower discrete tax benefits associated with option exercises. The firm estimates that its effective tax rate for the full-year 2020 on a non-GAAP basis will be in the range of 23% to 25%.

Capital Management
T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	6/30/2020	12/31/2019
Cash and cash equivalents	$2,058.1	$1,781.8
Discretionary investments	2,021.9	1,899.6
Total cash and discretionary investments	4,080.0	3,681.4
Redeemable seed capital investments	1,074.2	1,325.6
Investments used to hedge the supplemental savings plan liability	564.5	561.1
Total cash and investments in T. Rowe Price products	$5,718.7	$5,568.1

▪	The firm's common shares outstanding were 227.0 million at June 30, 2020, compared with 235.2 million at the end of 2019.

▪
In the first half of 2020, the firm expended $1.0 billion to repurchase 9.6 million shares, or 4.1%, of its outstanding common shares at an average price of $106.73, including $141.8 million to repurchase 1.3 million shares during Q2 2020.

▪
The firm invested $105.3 million during Q2 2020 in capitalized facilities and technology. The firm currently expects capital expenditures, including internal labor capitalization, for 2020 to be up to $225 million, of which more than three-quarters is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance
The percentage of the firm's U.S. mutual funds(1) (across primary share classes) that outperformed their comparable Morningstar median on a total return basis and that are in the top Morningstar quartile for the one-, three-, five-, and 10-years ended June 30, 2020, were:

	1 year	3 years	5 years	10 years
Outperformed Morningstar median(2)
All funds	59%	63%	73%	77%
Multi-asset funds	58%	74%	88%	89%

Top Morningstar quartile(2)
All funds	29%	34%	46%	52%
Multi-asset funds	33%	40%	59%	74%
(1) Excludes passive and fund categories not ranked by Morningstar.
(2) Source: © 2020 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

In addition, 79% of assets under management in the firm's rated U.S. mutual funds (across primary share classes) ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains competitive, especially over longer time periods.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2020 with the U.S. Securities and Exchange Commission later today. The
Form 10-Q will include additional information on the firm's unaudited consolidated financial statements at
June 30, 2020.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated effective tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, changes in our effective fee rate, the impact of the coronavirus pandemic, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's Form 10-Q for the second quarter for 2020 and 2019 Annual Report on Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Meghan Azevedo
410-345-2242	410-345-2756
brian.lewbart@troweprice.com	meghan.azevedo@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended		Six months ended
Revenues	6/30/2020	6/30/2019	6/30/2020	6/30/2019
Investment advisory fees	$1,293.8	$1,270.2	$2,621.6	$2,464.4
Administrative, distribution, and servicing fees	121.6	125.0	256.4	258.1
Net revenues	1,415.4	1,395.2	2,878.0	2,722.5

Operating expenses
Compensation and related costs	549.0	483.2	989.7	974.7
Distribution and servicing	62.0	64.4	127.7	130.8
Advertising and promotion	13.4	19.8	38.3	41.4
Product-related costs	39.6	33.4	81.2	77.6
Technology, occupancy, and facility costs	111.3	104.9	216.7	203.0
General, administrative, and other	86.4	74.4	163.5	147.4
Total operating expenses	861.7	780.1	1,617.1	1,574.9

Net operating income	553.7	615.1	1,260.9	1,147.6

Non-operating income (loss)
Net gains (losses) on investments	170.6	61.8	16.0	161.9
Net gains (losses) on consolidated investment products	242.5	62.8	(87.8)	164.7
Other income (loss)	2.0	(.1)	(13.4)	.7
Total non-operating income (loss)	415.1	124.5	(85.2)	327.3

Income before income taxes	968.8	739.6	1,175.7	1,474.9
Provision for income taxes	240.3	183.7	280.6	365.0
Net income	728.5	555.9	895.1	1,109.9
Less: net income (loss) attributable to redeemable non-controlling interests	125.5	28.4	(51.0)	69.8
Net income attributable to T. Rowe Price Group	603.0	527.5	946.1	1,040.1
Less: net income allocated to outstanding restricted stock and stock unit holders	16.8	13.8	26.2	26.8
Net income allocated to T. Rowe Price Group common stockholders	$586.2	$513.7	$919.9	$1,013.3

Earnings per share
Basic	$2.58	$2.18	$3.99	$4.29
Diluted	$2.55	$2.15	$3.95	$4.23

Weighted-average common shares
Outstanding	227.4	235.9	230.7	236.2
Outstanding assuming dilution	229.5	239.2	233.1	239.4

The following table presents investment advisory revenues for the three- and six-month periods ended June 30, 2020 and 2019, including a separate break out of revenue earned from our multi-asset portfolios. Prior year amounts have been recast to conform with the current year presentation.

Investment Advisory Revenues (in millions)	Three months ended		Six months ended
	6/30/2020	6/30/2019	6/30/2020	6/30/2019
U.S. mutual funds
Equity	$545.9	$553.8	$1,114.3	$1,071.2
Fixed income, including money market	66.8	69.1	138.5	137.9
Multi-asset	210.4	237.8	446.5	467.5
	823.1	860.7	1,699.3	1,676.6
Subadvised and separate accounts and other investment products
Equity	305.6	255.0	585.1	491.5
Fixed income, including money market	33.9	39.0	71.9	76.3
Multi-asset	131.2	115.5	265.3	220.0
	470.7	409.5	922.3	787.8
Total	$1,293.8	$1,270.2	$2,621.6	$2,464.4

Assets Under Management (in billions)	Average during
	Three months ended		Six months ended		As of
	6/30/2020	6/30/2019	6/30/2020	6/30/2019	6/30/2020	12/31/2019
U.S. mutual funds
Equity	$374.5	$375.8	$381.4	$365.1	$407.3	$407.1
Fixed income, including money market	74.2	70.8	75.0	70.3	75.3	73.7
Multi-asset	179.9	191.9	185.1	189.0	188.2	201.9
	628.6	638.5	641.5	624.4	670.8	682.7

Subadvised and separate accounts and other investment products
Equity	293.2	254.1	285.3	245.5	311.6	291.7
Fixed income, including money market	77.1	78.6	79.2	77.9	77.7	74.2
Multi-asset	141.3	128.6	145.4	124.0	159.9	158.2
	511.6	461.3	509.9	447.4	549.2	524.1
Total	$1,140.2	$1,099.8	$1,151.4	$1,071.8	$1,220.0	$1,206.8

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)	Three months ended	Six months ended
(in billions)	6/30/2020	6/30/2020
U.S. mutual funds
Equity	$(.2)	$(7.5)
Fixed income, including money market	1.1	2.0
Multi-asset	(1.9)	(7.4)
	(1.0)	(12.9)
Subadvised and separate accounts and other investment products
Equity	10.0	11.6
Fixed income, including money market	1.2	3.3
Multi-asset	4.5	6.7
	15.7	21.6
Total net cash flows after client transfers	$14.7	$8.7

The following tables below present investment advisory revenues and related assets under management for the 2019 quarterly periods and full-year 2019 that have been recast to conform with the new Q2 2020 presentation, which breaks out the firm's multi-asset portfolios.

Investment Advisory Revenues (in millions)	Three months ended				Year Ended
	3/31/2019	6/30/2019	9/30/2019	12/31/2019	2019
U.S. mutual funds
Equity	$517.4	$553.8	$570.2	$577.7	$2,219.1
Fixed income, including money market	68.8	69.1	70.7	71.5	280.1
Multi-asset	229.7	237.8	240.1	245.7	953.3
	815.9	860.7	881.0	894.9	3,452.5
Subadvised and separate accounts and other investment products
Equity	236.5	255.0	259.5	282.4	1,033.4
Fixed income, including money market	37.3	39.0	39.7	37.7	153.7
Multi-asset	104.5	115.5	123.2	129.7	472.9
	378.3	409.5	422.4	449.8	1,660.0
Total	$1,194.2	$1,270.2	$1,303.4	$1,344.7	$5,112.5

Assets Under Management (in billions)	Average during
	Three months ended				Year Ended
	3/31/2019	6/30/2019	9/30/2019	12/31/2019	2019
U.S. mutual funds
Equity	$354.3	$375.8	$384.4	$390.3	$374.3
Fixed income, including money market	69.7	70.8	73.3	74.2	72.0
Multi-asset	186.1	191.9	192.8	197.1	194.1
	610.1	638.5	650.5	661.6	640.4
Subadvised and separate accounts and other investment products
Equity	236.9	254.1	262.4	275.5	257.4
Fixed income, including money market	77.2	78.6	80.9	81.4	79.5
Multi-asset	119.3	128.6	136.4	143.5	132.0
	433.4	461.3	479.7	500.4	468.9
Total	$1,043.5	$1,099.8	$1,130.2	$1,162.0	$1,109.3

Non-Operating Income (Loss) (in millions)	Three months ended		Six months ended
	6/30/2020	6/30/2019	6/30/2020	6/30/2019
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$5.0	$17.9	$15.4	$34.1
Market related gains and equity in earnings	80.8	17.9	9.2	45.9
Seed capital investments
Dividend income	.5	.3	1.2	.8
Market related gains and equity in earnings	28.1	8.7	(6.0)	28.3
Net gain recognized upon deconsolidation	—	.1	.1	.2
Investments used to hedge the supplemental savings plan liability	64.4	12.1	(4.1)	43.1
Total net gains from non-consolidated T. Rowe Price investment products	178.8	57.0	15.8	152.4
Other investment income (loss)	(8.2)	4.8	.2	9.5
Net gains on investments	170.6	61.8	16.0	161.9
Net gains (losses) on consolidated sponsored investment portfolios	242.4	62.8	(87.9)	164.7
Other income (loss), including foreign currency gains and losses	2.1	(.1)	(13.3)	.7
Non-operating income (loss)	$415.1	$124.5	$(85.2)	$327.3

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Six months ended
	6/30/2020			6/30/2019
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $111.6 of stock-based compensation expense and $94.3 of depreciation expense in 2020	$1,690.7	$(50.0)	$1,640.7	$1,243.0	$(294.2)	$948.8
Cash provided by (used in) investing activities, including $(105.3) for additions to property and equipment, $(237.1) of purchases and $347.9M of dispositions to T. Rowe Price investment products in 2020	(15.6)	18.0	2.4	(174.0)	144.9	(29.1)
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of $(1,027.1)* and dividends paid of $(425.7) in 2020	(1,398.8)	87.7	(1,311.1)	(691.8)	190.3	(501.5)
Effect of exchange rate changes on cash and cash equivalents	—	(7.4)	(7.4)	—	(.4)	(.4)
Net change in cash and cash equivalents during period	$276.3	$48.3	$324.6	$377.2	$40.6	$417.8
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	6/30/2020	12/31/2019
Cash and cash equivalents	$2,058.1	$1,781.8
Accounts receivable and accrued revenue	655.7	646.6
Investments	2,900.0	2,939.8
Assets of consolidated T. Rowe Price investment products	2,161.5	2,276.9
Operating lease assets	131.5	110.8
Property and equipment, net	685.4	674.4
Goodwill	665.7	665.7
Other assets	219.4	234.4
Total assets	9,477.3	9,330.4
Supplemental savings plan liability	577.0	563.4
Total other liabilities, includes $54.8 at June 30, 2020, and $39.2 at December 31, 2019, from consolidated T. Rowe Price investment products	1,059.5	543.9
Redeemable non-controlling interests	1,090.1	1,121.0
Stockholders' equity, 227.0 common shares outstanding at June 30, 2020	$6,750.7	$7,102.1

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products*	6/30/2020
Cash and discretionary investments	$2,058.1	$1,802.0	$219.9	$4,080.0
Seed capital investments	—	277.5	796.7	1,074.2
Investments used to hedge the supplemental savings plan liability	—	564.5	—	564.5
Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group	2,058.1	2,644.0	1,016.6	5,718.7
Investment in UTI and other investments	—	256.0	—	256.0
Total cash and investments attributable to T. Rowe Price Group	2,058.1	2,900.0	1,016.6	5,974.7
Redeemable non-controlling interests	—	—	1,090.1	1,090.1
As reported on unaudited condensed consolidated balance sheet at June 30, 2020	$2,058.1	$2,900.0	$2,106.7	$7,064.8

* Net assets of consolidated T. Rowe Price investment products of $2,106.7 million at June 30, 2020, includes assets of $2,161.5 million less liabilities of
$54.8 million as reflected in the unaudited condensed consolidated balance sheet information table above.

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies.

The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended June 30, 2020 and 2019.

	Three months ended 6/30/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$861.7	$553.7	$415.1	$240.3	$603.0	$2.55
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.5)	3.6	(242.4)	(54.4)	(58.9)	(.25)
Supplemental savings plan liability(2)	(74.4)	74.4	(64.4)	3.4	6.6	.03
Other non-operating income(3)	—	—	(22.5)	(11.4)	(11.1)	(.04)
Adjusted Non-GAAP Basis	$785.8	$631.7	$85.8	$177.9	$539.6	$2.29

	Three months ended 6/30/2019
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$780.1	$615.1	$124.5	$183.7	$527.5	$2.15
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.6)	3.8	(62.8)	(9.5)	(21.1)	(.09)
Supplemental savings plan liability(2)	(13.9)	13.9	(12.1)	.5	1.3	.01
Other non-operating income(3)	—	—	(13.8)	(4.2)	(9.6)	(.04)
Adjusted Non-GAAP Basis	$764.6	$632.8	$35.8	$170.5	$498.1	$2.03

The following schedules reconcile certain U.S. GAAP financial measures for the six months ended ended June 30, 2020 and 2019.

	Six months ended 6/30/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$1,617.1	$1,260.9	$(85.2)	$280.6	$946.1	$3.95
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(2.7)	7.3	87.9	16.7	27.5	.11
Supplemental savings plan liability(2)	(10.7)	10.7	4.1	5.6	9.2	.04
Other non-operating income(3)	—	—	17.8	6.7	11.1	.05
Adjusted Non-GAAP Basis	$1,603.7	$1,278.9	$24.6	$309.6	$993.9	$4.15

	Six months ended 6/30/2019
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$1,574.9	$1,147.6	$327.3	$365.0	$1,040.1	$4.23
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(3.2)	6.9	(164.7)	(28.4)	(59.6)	(.24)
Supplemental savings plan liability(2)	(50.5)	50.5	(43.1)	2.4	5.0	.02
Other non-operating income(3)	—	—	(39.5)	(12.7)	(26.8)	(.11)
Adjusted Non-GAAP Basis	$1,521.2	$1,205.0	$80.0	$326.3	$958.7	$3.90

(1)
These non-GAAP adjustments remove the impact that the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price Group represents the net income of the consolidated products, net of redeemable non-controlling interests. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(2)
This non-GAAP adjustment removes the compensation expense impact from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)
This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and those non-consolidated investments that are not part of the cash and discretionary investment portfolio. Management retains the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(4)
The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 23.8% for 2020 and 25.4% for 2019. As such, the non-GAAP effective tax rate for three months ended June 30, 2020 and 2019 was 24.8% and 25.5%, respectively. The firm estimates that its effective tax rate for the full-year 2020 on a non-GAAP basis will be in the range of 23% to 25%.

(5)
This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. The calculation of adjusted net income allocated to common stockholders is as follows:

	Three months ended		Six months ended
	6/30/2020	6/30/2019	6/30/2020	6/30/2019
Adjusted net income attributable to T. Rowe Price Group	$539.6	$498.1	$993.9	$958.7
Less: adjusted net income allocated to outstanding restricted stock and stock unit holders	15.0	12.8	27.4	24.4
Adjusted net income allocated to common stockholders	$524.6	$485.3	$966.5	$934.3